IAMGOLD FILES NI 43-101 TECHNICAL REPORT FOR PREVIOUSLY ANNOUNCED
ESSAKANE CARBON-IN-LEACH AND HEAP LEACH PROJECT FEASIBILITY STUDY

Toronto, Ontario, February 12, 2020 - IAMGOLD Corporation ("IAMGOLD" or the "Company") today announced the Company has filed a National Instrument 43-101 ("NI 43-101") Technical Report on the Carbon-in-Leach and Heap Leach Project Feasibility Study ("FS") for the Essakane Mine in Burkina Faso, West Africa, reported in the Company's news release dated November 6, 2019.

The FS was completed by IAMGOLD, with inputs from technical studies completed by other consultants, and has an effective date of November 6, 2019.

The NI 43-101 Technical Report can be found on the Company's website at www.iamgold.com or under the Company's profile at www.sedar.com and www.sec.gov/edgar.shtml.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a mid-tier mining company with three operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

For further information please contact:

Indi Gopinathan, VP, Investor Relations & Corporate Communications, IAMGOLD Corporation

Tel: (416) 360-4743  Mobile: (416) 388-6883

Martin Dumont, Senior Analyst Investor Relations, IAMGOLD Corporation
Tel: (416) 933-5783 Mobile: (647) 967-9942

Toll-free: 1-888-464-9999  info@iamgold.com

Please note:

This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Newsfile's website at www.newsfilecorp.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le www.iamgold.com/French/Home/default.aspx.